

Mail Stop 4631

February 5, 2016

Via E-mail
Mr. Jonathan H. Wolk, Executive Vice President and CFO
Mistras Group, Inc.
195 Clarksville Rd.
Princeton Junction, NJ 08550

> **Re:** **Mistras Group, Inc.**
> **Form 10-K for the year ended May 31, 2015**
> **Filed August 12, 2015**
> **Form 10-Q for the six months ended November 30, 2015**
> **Filed January 8, 2016**
> **File No. 1-34481**

Dear Mr. Wolk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended May 31, 2015

Item 1. Business, page 3

1. We note disclosures in your third and fourth quarter FY 2015 quarterly calls that you have substantial backlog. In future filings, when material to your business and operations, please provide the disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed September 9, 2015

Equity Plan, page 20

2. In future filings, please address how you determined the amount of restricted stock units awarded to your named executive officers. See Item 402(b) of Regulation S-K.

Notes to the Consolidated Financial Statements

1. Description of Business and Basis of Presentation, page 56

Principles of Consolidation, page 56

3.   We read that 'the accompanying *unaudited* condensed consolidation financial statements…' Please revise future filings, if appropriate, to clearly indicate that your Form 10-K includes the annual audited financial statements of Mistras Group, Inc.

18. Commitments and Contingencies, page 72

Litigation and Government Investigations, page 72

4.   We note the allegations regarding your radiography work on the construction of pipeline projects in the U.S. and that the project owner is claiming damages as a result of the alleged quality defects of your x-ray images. Please tell us and revise future periodic disclosures to quantify the amount of the damages being sought.

Form 10-Q for the six months ended November 30, 2015

Notes to the Unaudited Condensed Consolidated Financial Statement

Immaterial Correction, page 5

5.   We read that subsequent to the issuance of your interim consolidated financial statement as of and for the three and six months ended November 30, 2014 you identified errors in your cash flow statement classification. Please tell us when you identified the issues and specifically explain the circumstances which led to the error.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Jeff Gordon at (202) 551-3866 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne at (202) 551-6156 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction